MONSTER WORLDWIDE, INC.
133 Boston Post Road, Building 15
Weston, Massachusetts 02493

November 6, 2015
VIA EDGAR
Mr. Carlos Pacho
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Monster Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 10, 2015
File No. 001-34209

Dear Mr. Pacho:

We have received and reviewed the comments in your letter dated November 2, 2015 regarding the above referenced filing and have provided the below response. We have repeated the text of your comment and followed the comment with our response.
Reconciliation of Non-GAAP Financial Measures to GAAP Measures, pages 35 and 43

1.
We note that since your calculation of EBITDA excludes items other than interest, taxes, depreciation and amortization, your characterization of this measure as EBITDA is not appropriate. Please revise accordingly. Refer to Q&A 103.01 of the CD&I on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response

Monster Worldwide, Inc. (hereinafter referred to as the “Company” or "we") respectfully acknowledges the Staff’s comment and will remove the reference to “EBITDA” as a non-GAAP financial measure in all future filings.

The Company will continue to disclose its non-GAAP financial measure entitled “Adjusted EBITDA” and will reconcile “Adjusted EBITDA” to Income (Loss) From Continuing Operations or Net Income (Loss), as applicable, in order to be more consistent with the definition of EBITDA in Exchange Act Release No. 47226.

The Company anticipates revising its reconciliation of Adjusted EBITDA in the Reconciliation of Non-GAAP Measures to GAAP Measures section within future filings as set forth in Appendix A to this letter (subject to any changes resulting from current events). The revised disclosure presented in that Appendix is based on pages 35-36 of the Form 10-K for the fiscal year ended December 31, 2014. The Company would make similar revisions to the reconciliation on pages 42-43 of that Form 10-K.

We note that in future disclosures relating to the Company’s credit agreement, we may continue to refer to “Consolidated EBITDA” as that term is defined in the credit agreement. In those instances, the context will clearly indicate that this financial metric represents a defined term in the credit agreement.

**************

We acknowledge that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on our responses, you may contact me at (212) 351-7110 or (978) 461-8117.

Very truly yours,

/s/ MICHAEL B. MCGUINNESS

Michael B. McGuinness
Executive Vice President and Chief Financial Officer

cc: Michael C. Miller, Executive Vice President, General Counsel and Secretary

Appendix A
Reconciliation of Non-GAAP Financial Measures to GAAP Measures
Adjusted EBITDA is defined as income (loss) from continuing operations or net income (loss), as applicable, before loss in equity interests, net, (benefit from) provision for income taxes, interest and other, net, gain on deconsolidation of subsidiaries, net, depreciation and amortization, non-cash compensation expense, non-cash impairment charges, costs incurred with the Company’s restructuring programs, charges related to exited facilities, acquisition related costs, costs incurred related to the Company’s review of strategic alternatives, and separation charges primarily associated with the resignation of our former Chief Executive Officer, effective November 4, 2014.
The Company considers Adjusted EBITDA to be an important indicator of its operational strength which the Company believes is useful to management and investors in evaluating its operating performance. Adjusted EBITDA is a Non-GAAP measure and may not be comparable to similarly titled measures reported by other companies.
We do not consider Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of Adjusted EBITDA is that it excludes certain expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses and income are excluded or included in determining Adjusted EBITDA. In order to compensate for these limitations, management presents Adjusted EBITDA in connection with GAAP results.
A reconciliation of (loss) income from continuing operations to Adjusted EBITDA is as follows (dollars in thousands):

	The year ended December 31,
	2014	2013
(Loss) income from continuing operations	$(283,807)	$3,509
Loss in equity interests, net	78	908
(Benefit from) provision for income taxes	(35,291)	23,004
Interest and other, net	8,552	5,770
Gain on deconsolidation of subsidiaries, net	(11,828)	—
Goodwill impairment(1)	325,800	—
Depreciation expense	46,019	49,922
Stock based compensation expense(4)	35,357	25,391
Amortization of intangibles	2,624	9,234
Impairment of indefinite-lived intangible(1)	1,000
Restructuring non-cash expenses(5)	—	5,315
Restructuring and other special charges, less non-cash items(5)	—	14,680
Facilities costs(2)	7,729	—
Fees associated with strategic alternatives(3)	—	2,920
Separation charges(4)	4,974	—
Adjusted EBITDA	$101,207	$140,653

(1)
In the fourth quarter of 2014, primarily due to the decline of our market capitalization and the implications such decline had on the carrying value of our goodwill, management concluded that the carrying amount of goodwill exceeded its estimated fair value for both its Careers-North America and Internet Advertising & Fees reporting units. As a result, the Company recorded a pre-tax goodwill impairment charge of $325.8 million during the fourth quarter of 2014. In addition, the Company recorded an impairment charge of $1.0 million on an indefinite-lived intangible asset in the fourth quarter of 2014.

(2)
The Company incurred $7.7 million of charges associated with exited facilities in 2014. The majority of these charges related to facility charges associated with the consolidation of multiple offices into the Company’s new corporate headquarters in Weston, Massachusetts.

(3)
On March 1, 2012, the Company announced that it had resolved to explore strategic alternatives to maximize value for the Company’s stockholders. During 2013, the Company incurred $2.9 million of costs related to the review of strategic alternatives.

(4)
The Company incurred $5.0 million of separation charges in 2014. The charges primarily relate to the resignation of the Company’s former Chief Executive Officer, effective November 4, 2014. In addition, in connection with the former Chief Executive Officer’s resignation, the Company accelerated the vesting of 160,501 RSA’s and 2,250,000 RSU’s, resulting in $4,354 of additional non-cash compensation.

(5)
On November 8, 2012, the Company announced actions to concentrate resources on core businesses within North America and key European and Asian markets with increased spending in marketing and sales. The restructuring actions included reducing the Company’s workforce, consolidating certain office facilities and impairing certain fixed assets. The Company incurred $20.0 million of restructuring costs (including $5.3 million of non-cash expenses) in 2013 relating to this program.